Exhibit 99.2

Arbe Announces Issuance of Convertible Debentures

Company Raises Approximately $30 Million through Convertible Debenture Offering, Listed on Tel Aviv Stock Exchange

Tel Aviv, Israel, June 6, 2024 - Arbe Robotics, Ltd., (Nasdaq: ARBE) (TASE: ARBE), a global leader in perception radar solutions, announced today the issuance of convertible debentures in the principal amount of NIS 110,000,000 (approximately $30 million) to Israeli investors. The debentures bear an annual interest rate of 6.5%, mature on May 30, 2028, and are convertible into Arbe’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. Trading on the Tel Aviv Stock Exchange (“TASE”) commenced on June 6, 2024, and the Company’s ordinary shares are listed on both Nasdaq and TASE.

The debentures were issued pursuant to a deed of trust dated May 30, 2024, with Mishmeret Trust Company Ltd. as trustee. Proceeds of approximately NIS 112,400,000 (approximately $30.6 million) from the sale of the debentures are held in escrow and will be released to the Company if it meets the following conditions by March 31, 2025:

-	Being selected as a sole supplier of imaging radar chips by one of ten major automobile manufacturers.

-	Maintaining an average closing trading price of at least $3.10 per share on Nasdaq over 30 consecutive trading days, with an average combined trading volume of at least 300,000 shares per day on Nasdaq and TASE.

-	The closing price of Arbe’s ordinary shares on Nasdaq not being less than $3.10 on the date the Company presents evidence of fulfillment of the preceding conditions to the Trustee.

If any debentures are converted into ordinary shares, the corresponding funds in the escrow account will be released to Arbe.

The terms of the debentures, including financial covenants, are set forth in the deed of trust, which is available in Hebrew on the Israel Securities Authority’s MAGNA system. An English translation will be filed with the U.S. Securities and Exchange Commission as an amendment to a Form 6-K.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to the Company meeting the conditions to the release of the net proceeds of the debenture offering from escrow and meeting the covenants, the effect on the Israeli economy generally and on the Company's business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Contact:

Miri Segal-Scharia

msegal@ms-ir.com

917-607-8654